NEWS RELEASE FOR IMMEDIATE RELEASE

DATE:	THURSDAY, NOVEMBER 18, 2010

FROM:	BLUE CHIP VALUE FUND, INC.	WESTCORE BLUE CHIP FUND
	(NYSE: BLU)	(WTMVX)
	1225 17TH STREET, 26TH FLOOR	1290 BROADWAY, SUITE 1100
	DENVER, COLORADO 80202	DENVER, COLORADO 80203
	(800) 624-4190	(800) 392-2673

BLUE CHIP VALUE FUND AND WESTCORE BLUE CHIP FUND JOINTLY
ANNOUNCE BOARD APPROVAL OF PROPOSED REORGANIZATION

DENVER, CO. (November 18, 2010). Blue Chip Value Fund, Inc. (NYSE:BLU) and Westcore Blue Chip Fund (WTMVX) announced today that their respective Boards of Directors and Trustees, have formally approved the plan to reorganize the Blue Chip Value Fund into Westcore Blue Chip Fund, a registered open-end fund with a similar investment objective and strategies that is also managed by Denver Investments. The reorganization must be approved by the Blue Chip Value Fund shareholders. Blue Chip Value Fund has set the close of business on November 19, 2010 as the record date for the special meeting of shareholders of the Blue Chip Value Fund to consider the reorganization. It is anticipated that proxy materials will be distributed to Blue Chip Value Fund’s shareholders later this year or in early 2011 and that the special meeting will be held on February 8, 2011.

If the reorganization is approved by Blue Chip Value Fund shareholders, the final dividend or capital gains distribution, if any, declared and paid immediately prior to the closing of the reorganization will be paid to Blue Chip Value Fund shareholders entirely in cash, even to those shareholders who participate in the dividend reinvestment plan.

For more information about the Blue Chip Value Fund or Westcore Blue Chip Fund or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization once a registration statement relating to the proposed reorganization has been filed with the SEC and becomes effective, please call (800) 624-4190 or visit www.blu.com. Free copies of such materials will also be available on the SEC website (http://www.sec.gov). Before making any investment decision, please read the prospectus/proxy statement carefully when it becomes available because it will contain important information (including investment objectives, strategies, fees, expenses and risk considerations).

This press release is neither an offer to sell, nor a solicitation of an offer to buy shares of any fund, nor is it a solicitation of any proxy.

Blue Chip Value Fund, its directors, officers and other members of management may be deemed to be participants in any future solicitation of its shareholders in connection with the proposed special meeting. Shareholders may obtain information about the names, affiliations and interests of such individuals in Blue Chip Value Fund’s shareholder report on Form N-CSR for the year ended December 31, 2009.

Westcore Funds are distributed by ALPS Distributors, Inc. An investor should consider investment objectives, risks, charges and expenses of the Westcore Blue Chip Fund carefully before investing. To obtain a prospectus, which contains this and other important information about the Westcore Blue Chip Fund, please call 800.392.CORE (2673) or visit us online at www.westcore.com. Please read the prospectus carefully before investing.

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CONTACT:	Margaret Jurado	Bruce H. Goldfarb/Laura A. Bissell
	Blue Chip Value Fund, Investor Relations	Okapi Partners LLC
	(800) 624-4190	(212) 297-0720